Simpson Thacher & Bartlett LLP
900 G STREET, NW WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

DIRECT DIAL NUMBER (202) 636-5804	E-mail Address jbonnie@stblaw.com

February 2, 2021

VIA EDGAR

Re:	Bumble Inc.
Am. No. 2 to Registration Statement on Form S-1
Filed February 2, 2021
File No. 333-252124

Mitchell Austin, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Austin:

On behalf of Bumble Inc. (“Bumble”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), relating to the offering of shares of its Class A common stock, marked to show changes from the Registration Statement filed on January 15, 2021 (the “Registration Statement”). Amendment No. 2 has been revised in response your comment letter, dated January 27, 2021, as well as to reflect Bumble’s bona fide estimate of the price range of the shares offered, the offering size and related disclosures, and to reflect certain other changes. In addition, Amendment No. 2 includes additional disclosures, including in “Summary—Organizational Structure,” “Use of Proceeds” and “Organizational Structure” that are intended to clarify in plain English certain information concerning the structure of the offering, Bumble’s organizational structure and the interests that will be outstanding upon completion of the offering.

Securities and Exchange Commission	2	February 2, 2021

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Larry Spirgel

Melissa Kindelan

Kathleen Collins

Bumble Inc.

Whitney Wolfe Herd

Anuradha B. Subramanian

Laura Franco

Davis Polk & Wardwell LLP

Byron B. Rooney

Roshni Banker Cariello